FOR IMMEDIATE RELEASE

Intellipharmaceutics International Inc.

Intellipharmaceutics Receives $3.1 Million from Par Pharmaceuticals, Inc.

- First Profit-Share Payment on 15 and 30 mg Generic Focalin XR® Sales

Toronto, Ontario (February 3, 2014) – Intellipharmaceutics International Inc. (NASDAQ:IPCI; TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced the receipt of approximately $3.1 million as its first payment relating to commercial sales of dexmethylphenidate hydrochloride extended-release capsules by its licensee Par Pharmaceutical, Inc. (“Par”). This represents the Company’s share of profits for the 15 and 30 mg strengths of the drug product for the period commencing with the first commercial sales of those strengths on November 19, 2013 and ending December 31, 2013 under its License and Commercialization Agreement with Par.  Future profit-share payments are expected on a quarterly basis, although the amounts of any such payments cannot now be determined and may vary significantly from time-to-time. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

As the first-filer for the drug product in the 15 mg strength, the Company currently has 180 days of exclusivity of generic sales for that strength from the November 19, 2013 date of launch in the United States by Par. In addition, Intellipharmaceutics has the potential to receive its share of the profits on the 5, 10, 20 and 40 mg strengths which were also tentatively approved by the United States Food and Drug Administration (“FDA”), subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such strengths of the drug product by such parties. The Company currently believes Par intends to launch these strengths immediately upon the expiry of those exclusivity periods and upon the anticipated final approvals from the FDA at those times, but there can be no assurance as to if or when any such approvals or launches will occur.

At the present time, publicly available records of the FDA show that only four entities, including the Company, have received approvals or tentative approvals to market one or more generic strengths of this drug product. Further, the Company believes that only three of those entities, including the Company, have commenced sales of one or more generic strengths of the drug product.  Dr. Isa Odidi, CEO and co-founder of the Company, stated, “We believe that the number of competitors tentatively approved or in the market at this time is an indication that our drug delivery technologies and competence are robust and well-adapted to the formulation of difficult-to-replicate generic drug products.”

Intellipharmaceutics disclaims any intention and has no obligation or responsibility, except as required by law, to make, update or revise any statements regarding any future profit-share payments under its agreement with Par.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and has recently been granted final FDA approval for its dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths. In addition, Intellipharmaceutics has a pipeline of product candidates in various stages of development, including Abbreviated New Drug Applications (“ANDAs”) filed with the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

-more-

…page 2, February 3, 2014

Intellipharmaceutics also has New Drug Application 505(b)(2) product candidates in its development pipeline. These include Rexista™ oxycodone, an abuse-deterrent oxycodone, based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System and Regabatin™ XR pregabalin extended-release capsules.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, and  the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies and products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, the difficulty of predicting the impact of competitive products and pricing, the timing and success of product launches, the timing and amount of insurance reimbursement for our products, changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third party sourced products and materials, difficulties or delays in manufacturing, the manufacturing capacity of third-party manufacturers that we may use for our products, and the successful compliance with FDA and other governmental regulations applicable to the Company and its third party manufacturers' facilities, products and/or businesses. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, as amended, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. The forward-looking statements are made as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact:
Intellipharmaceutics International Inc.
Shameze Rampertab
Vice President Finance & CFO
416-798-3001
 investors@intellipharmaceutics.com

Investor Contact:
ProActive Capital
Kirin Smith
646-863-6519
ksmith@proactivecapital.com